Roadrunner Transportation Systems
1431 Opus Place
Suite 530
Downers Grove, IL 60515

August 29, 2018

VIA UPS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Heather Clark

Re: Roadrunner Transportation Systems, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended June 30, 2018
File No. 001-34734

Dear Ms. Clark:

The following is in response to your letter dated August 10, 2018 (the "Comment Letter"). Roadrunner Transportation Systems, Inc. (referred to as the "Company," "we," "our," or "us") hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2017

Selected Financial Data
Consolidated Balance Sheet Data, page 32

1. ***Staff Comment:* We note your presentation and reconciliation of adjusted working capital, a non-GAAP measure. Please provide the disclosures concerning how management uses the measure and how the measure is useful to investors in accordance with paragraph (C) and (D) of Item 10(e)(1)(i) of Regulation S-K.**

Company Response: The Company's management uses adjusted working capital to evaluate how well short-term assets and liabilities are being utilized to run its operations. The Company's calculation of adjusted working capital excludes current maturities of debt and short-term capital lease obligations (i.e. financing items) from the traditional measure of working capital. Management believes adjusted working capital provides useful supplemental information for investors since it relates purely to the operational aspects of our business. The Company will include the above explanation in its future filings with the SEC where adjusted working capital is presented.

Liquidity and Capital Resources
Cash Flows, page 44

2. ***Staff Comment:*** ***We note that your discussion of cash flows includes a discussion of your cash flows from operating, investing, and financing activities for 2017. Please revise your discussion of cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements. Refer to Item 303(a) of Regulation S-K.***

Company Response: The Company will provide prospectively in its future filings with the SEC the appropriate discussion of cash flows from operating, investing, and financing activities to cover all the years presented in the financial statements. While we only provided a discussion of our cash flows from operating, investing, and financing activities for 2017 in our Form 10-K for the year end December 31, 2017, our discussion of the prior years' cash flows from operating, investing, and financing activities were previously provided in our Form 10-K for prior years. Therefore, an example of the complete discussion would read as follows:

"*Cash Flows from Operating Activities*

Cash used in operating activities was $45.6 million in 2017. The difference between our $91.2 million net loss and the $45.6 million of cash used in operating activities during 2017 was primarily attributable to $38.9 million of depreciation and amortization expense, the change in the fair value of our preferred stock of $18.4 million, and an impairment charge of $4.4 million, partially offset by a deferred tax benefit of $27.1 million. The remainder is primarily attributable to changes in working capital.

Cash provided by operating activities was $28.9 million in 2016. The difference between our $360.3 million net loss and the $28.9 million of cash provided by operating activities during 2016 was primarily attributable to $373.7 million of non-cash impairment charges and $40.7 million of depreciation and amortization expense, partially offset by a deferred tax benefit of $43.4 million. The remainder is primarily attributable to changes in working capital.

Cash provided by operating activities was $69.4 million in 2015. The difference between our $25.6 million net income and the $69.4 million of cash provided by operating activities during 2015 was primarily attributable to $33.9 million of depreciation and amortization expense. The remainder is primarily attributable to changes in working capital.

Cash Flows from Investing Activities

Cash provided by investing activities was $77.6 million in 2017, which reflects $88.5 million of proceeds from the sale of Unitrans, which was partially offset by $14.5 million of capital expenditures used to support our operations. These capital expenditures were partially offset by proceeds from the sale of equipment of $3.6 million. We expect capital expenditures in fiscal 2018 to be between $30.0 million and $40.0 million.

Cash used in investing activities was $9.6 million in 2016, which reflects $17.6 million of capital expenditures used to support our operations. These payments were offset by proceeds from the sale of equipment of $7.0 million and proceeds from the sale of non-core business of $1.0 million.

Cash used in investing activities was $76.7 million in 2015, which reflects $50.0 million of capital expenditures used to support our operations and $32.8 million primarily used for our acquisition of Stagecoach. These payments were partially offset by proceeds from the sale of equipment of $6.1 million.

Cash Flows from Financing Activities

Cash used in financing activities was $35.9 million during 2017, which primarily reflects issuance costs from debt and preferred stock of $20.8 million, debt extinguishment costs of $11.0 million, and a reduction of a capital lease obligations of $3.7 million.

Cash provided by financing activities was $2.3 million in 2016, which primarily reflects net borrowings of $11.1 million under our prior credit facility, which were offset by a reduction of capital lease obligations of $5.1 million, the payment of contingent purchase obligations of $2.5 million, and issuance costs of $0.9 million associated with the amendments to our prior credit agreement.

Cash provided by financing activities was $4.4 million in 2015, which primarily reflects net borrowings of $9.4 million under our prior credit facility, proceeds from the issuance of common stock upon the exercise of stock options of $3.8 million, partially offset by the payment of contingent purchase obligations of $3.3 million, issuance costs of $2.8 million associated with our prior credit agreement, and a reduction of capital lease obligations of $1.7 million."

Item 9A. Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 49

3. ***Staff Comment:* *We note your disclosure under the "Remediation Plan and Status" section concerning the changes that are continually being made to your controls in light of the restatement announced in 2017. Given the nature of the items outlined in the remediation plan, including the uniform internal control policy implementation, new team members, internal audit, and enhanced compliance practices, please tell us how you concluded that there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting as of December 31, 2017, March 31, 2018, and June 30, 2018. As part of your response, please tell us whether you expect to report any changes in your future periodic reports.***

Company Response: As disclosed, the Company's plan to remediate the identified material weaknesses and strengthen our internal control environment will require a substantial effort throughout 2018 and beyond, as necessary. While we believe the steps taken as part of the remediation plan, including the uniform internal control policy implementation, new team members, internal audit, and enhanced compliance practices, will improve the effectiveness of our internal control over financial reporting, we have not completed all remediation efforts. Also, we will need to test the ongoing operating effectiveness of the new and existing controls in future periods and the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

The Company filed our Form 10-K for the fiscal year ended December 31, 2016 on January 30, 2018, our Form 10-K for the fiscal year ended December 31, 2017 on June 20, 2018, our Form 10-Q for the quarterly period ended March 31, 2018 on June 28, 2018 and our Form 10-Q for the quarterly period ended June 30, 2018 on August 7, 2018. Following the announcement of the restatement process in January of 2017, the focus of our internal and external financial resources was the preparation of these restated and delayed filings through June of 2018. With our filings now current, we have devoted increased resources to design and implement the remediation plan, however, the remediation process is still in the developmental stage. Based on the steps taken to date, the Company is not able to conclude there has been a material change in a particular quarter until the certifying officers are confident that the remediation plan is comprehensive and internal controls have been properly designed, implemented and determined to be operating effectively

for a reasonable period of time. Therefore, we believe that we have properly concluded that there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarters ended December 31, 2017, March 31, 2018, and June 30, 2018.

As our remediation efforts continue in 2018 and beyond, as necessary, the Company will continue to monitor the remediation status to determine whether significant progress has been made at the end of the reporting period that would require disclosure of material changes to the Company's internal control over financial reporting. Our evaluation will be done at the level of each material weakness, so we will provide updates of material changes as they occur as opposed to waiting for all material weaknesses to be resolved. We will disclose any such material changes to our status as applicable in our future filings with the SEC.

Financial Statements
Notes to Consolidated Financial Statements
1. Organization, Nature of Business and Significant Accounting Policies Accounts Receivable and Related Reserves, page F-7

4. ***Staff Comment:* We refer to the table at the top of page F-8. Given the significant write-off of $13.5 million during 2017, please tell us reason for this write-off during the year. To the extent you have significant transactions in your allowance for doubtful accounts, please revise to include footnote explanation for material changes.**

Company Response: As part of the restatement process, which took place during 2017, the Company identified and corrected certain errors related to its accounting for trade receivables and related allowance for doubtful accounts. As part of this process, the Company concluded that its allowance for doubtful accounts was understated due to deteriorated aging and collection information. As such, the Company's allowance for doubtful accounts as of December 31, 2016, included many of these aged receivables. In 2017, the Company reached a conclusion that $13.5 million of these aged receivables, for which an allowance had been previously established, were no longer collectible and wrote them off to the previously established allowance. There were no significant transactions within our allowance for doubtful accounts that require additional explanation. We will disclose any significant transactions within our allowance for doubtful accounts in future periods, if applicable.

9. Share-Based Compensation, page F-22

5. ***Staff Comment:* We note from pages F-23 and F-24 the amounts of unrecognized compensation cost for restricted stock units and stock options. Please revise to include the weighted-average period over which such cost is expected to be recognized in accordance with ASC 718-10- 50-2i.**

Company Response: The Company determined that providing the weighted-average period over which such cost is expected to be recognized was not material for disclosure in our filings with the SEC. However, given your comment, we will provide the weighted-average period over which such cost is expected to be recognized in our future filings with the SEC. An example of the disclosure that we will provide prospectively for restricted stock units and stock options would read as follows:

"Unrecognized share-based compensation expense for restricted stock units was $2.5 million as of December 31, 2017. The expense is expected to be recognized over a weighted-average period of approximately 3 years.

Unrecognized share-based compensation expense for stock options was $2.1 million as of December 31, 2017. The expense is expected to be recognized over a weighted-average period of approximately 3 years."

Form 10-Q for the Quarter Ended June 30, 2018

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
1. Organization, Nature of Business and Significant Accounting Policies Revenue Recognition (effective January 1, 2018), page 5

6. ***Staff Comment:* You disclose that the company determined that all of its major businesses act as the principal rather than the agent. On page F-10 of your Form 10-K, you indicated that certain Ascent transactions were recorded on a net basis under ASC 605 since (1) the company did not have latitude in establishing pricing and (2) the company did not bear the risk of loss for delivery and returns. Please tell us if this represents a change in accounting policy as a result of adoption of ASC 606 or if you determined the arrangements were not material to discuss in your ASC 606 revenue policy. If it represents a change, please explain how you determined gross presentation was appropriate for these types of arrangements.**

Company Response: Based on the Company's evaluation of the control model within ASC 606, we determined that all of the Company's major businesses act as the principal rather than the agent within their revenue arrangements and as such are reported on a gross basis. The Company does have certain contracts at its Ascent segment in which the Company was the agent and recorded revenue on a net basis under ASC 605. The Company reviewed these agent relationships under the scope of ASC 606 to determine whether the relationship would change to a principal contractual relationship. Our review concluded that our accounting policy for these customer relationships did not change from agent to principal under ASC 606 and revenue continues to be recognized on a net basis. Our review also concluded that these agent relationships were not a major business of the Company and, therefore, we did not discuss them in our ASC 606 revenue policy as the amounts related to these relationships are not material.

* * * * *

In connection with this response, we acknowledge that we are responsible for the accuracy and adequacy of the disclosure in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that this resolves the questions as outlined in your Comment Letter. Should you have any further questions, please do not hesitate to contact me.

Very truly yours,

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

/s/ Terence R. Rogers

By: Terence R. Rogers
Title: Chief Financial Officer

cc: Brian C. Murray (Audit Committee Chairman)
Brian H. Blaney (Greenberg Traurig, LLP)
Steve Schreiber (Deloitte & Touche LLP)
Susan Kurowski (Deloitte & Touche LLP)